Mail Stop 3561

February 2, 2007

Virginia F. Perry, President
Bridgefilms, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re:** **Bridgefilms, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed January 5, 2007**
> **File No. 333-137755**

Dear Mr. Perry:

We have limited our review of your filing to items relating to certain terms of your offering and have the following comments.

Plan of Operation

1. We note in the third paragraph of this section the Company's intent to compensate crew members with shares of common stock in lieu of cash, while your supplemental response states that compensation to crew members will be in the form of cash and/or stock. Please amend this disclosure to include a reference to both cash and stock compensation as appropriate. Also, state in the prospectus how the Company intends to value stock compensation. The intended cash contractual provision is noted in the January 4, 2007 letter to the staff.

2. Please discuss whether or not any impending royalty agreements are currently under negotiation with anyone concerning rights to use the footage. It is noted that the disclosure regarding the distribution agreement calls for a percentage of royalties in the first full paragraph on page 35 of the prospectus.

3. Clarify whether the equity financing noted in the sixth paragraph of this section includes private or public equity financing.

Liquidity and Capital Resources, page 37

4. We note your response to comment to prior comment number 8. Please revise this section to indicate that the company has no external sources of liquidity as of November 30, 2006.

Other

5. We note your consent, dated January 4, 2006. Please provide a currently dated Consent with any amendment to the registration statement.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Ronald Serota, Esq.
        Fax: (702) 446-6071